Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: August 14, 2019

The following articles written by third parties were made available to employees of Raytheon Company:

Raytheon and United Technologies hold ‘joint kickoff’ for integration work

Inside Defense

By Marjorie Censer

July 26, 2019

Raytheon and United Technologies this week held a “joint kickoff” event for their integration process, according to a top Raytheon executive.

In an interview with Inside Defense Thursday, Toby O’Brien, Raytheon’s chief financial officer, said the two companies “have done some planning over the last couple weeks specifically related to integration.”

“We’ve got a joint kickoff going on [Thursday] and [Friday] with our team, the UTC team,” he added, noting third parties are also involved to create a “clean team” that can manage proprietary information because the deal is not complete.

The kickoff event, O’Brien said, is partly a social effort so that representatives of the two companies can get to know each other but also a “working session because it’s laying out what the tenets around the integration planning are.”

O’Brien said about 60 to 70 people from both companies are involved at this point, but that figure will grow. They are arranged in teams; for instance, a finance team includes representatives in that area from both Raytheon and UTC.

“Come Monday, these teams will be off and running from this kickoff,” he said. “They’re going to be the traffic cops for each one of the workstreams that we have set up.”

O’Brien also said Raytheon is focused on ensuring it retains top talent as the integration process proceeds.

“It’s human nature that people just are going to have a lot of questions, so we’re prepared for that,” he said, adding that Raytheon is seeking to communicate that there won’t be major changes below the business leadership level.

“The demand for talent, especially technical talent, into industry is at all-time highs,” O’Brien said. “So, this is a big focus area for us.”

Both Raytheon and United Technologies executives have said one of the merger’s key benefits is that it will allow for a larger pool of research and development funding. The two have estimated the combined company’s research and development budget, including company- and customer-funded work, will total $8 billion.

O’Brien said each of the new company’s businesses will “get a fair share” of the R&D — but that doesn’t mean it will be evenly divided.

“Nothing has been decided,” he said. But “I am sure it will be disproportionate. If it was split evenly, it would just be coincidental.”

He said the new company will use a “disciplined process” to allocate the funds.

O’Brien also said the merger with United Technologies could generate new opportunities in foreign sales. Today, about 30 percent of Raytheon’s sales are international, while the new company would have about 45 percent in international sales, according to briefing slides released when the deal was announced.

The combined company could see synergy in market channels, he said.

For instance, United Technologies has a “real strong physical presence in Poland,” he said. “From a Raytheon point of view, we’re just getting started there . . . but there’s more business we want to do there.”

Is A Stealthy New Missile In The Works? That’s Classified, But Here Are Clues

Investor’s Business Daily

By Gillian Rich

July 26, 2019

Raytheon (RTN) hinted at the development of stealth missile features by using technology from United Technologies (UTX), as the two companies eye their pending merger and combined areas of expertise.

When the companies announced the deal last month to create Raytheon Technologies, they listed several defense-related research priorities, including future missiles, hypersonic weapons and direct-energy weapons.

When asked Thursday to expand on these efforts, Raytheon CFO Toby O’Brien told IBD that United Technologies brings “engine-signature technology management to help us be better positioned on a multibillion (dollar) franchise opportunity.”

Raytheon is a leader in munitions and makes a range of missiles, most notably the Tomahawk, AIM-9X Sidewinder and the SM-6.

Meanwhile, United Tech’s Pratt & Whitney unit builds engines for Lockheed Martin (LMT) F-35 and F-22 stealth fighter jets. Those planes get their stealth from a special coating on their surfaces, airframes with low-observable profiles, and engines that can partly mask heat signatures.

“Pratt & Whitney, they are on certain military programs. Think stealth,” O’Brien said. We can “take these capabilities and apply to new programs that would help our offerings. They would be in our missile business, but can’t get into specifics.”

When asked later if Raytheon plans to develop a stealth missile, a company spokeswoman reiterated O’Brien’s comments, saying “the discussion would quickly become classified,” and pointed to presentation slides from the merger announcement outlining research priorities.

Raytheon shares fell 1.5% on the stock market today after surging 4.6% Thursday on strong earnings. Lockheed was down 0.3% and United Tech was off 0.5%.

Other Stealth Missile Features

Lockheed’s Joint Air-to-Surface Standoff Missile (JASSM) has a stealthy airframe and can be used on stealth aircraft like the F-35 and Northrop Grumman’s (NOC) B-2 stealth bomber.

It can also be deployed on non-stealthy aircraft like the F-16 to allow them to strike deeper into contested airspace.

In addition, Lockheed is a developing the stealthy Long Range Anti-Ship Missile, based off the JASSM, to counter China, which has been getting more aggressive in the South China Sea.

Advanced munitions play a key role in a new war-fighting strategy that the Pentagon is crafting to plan for any future conflicts with near-peer rivals like Russia and China.

The emerging “multi-domain operations” strategy aims to overwhelm and surprise adversaries, with a premium placed on stealth platforms and hypersonic weapons that can strike quickly from long distances.

Raytheon, United Tech Eye Hypersonic Weapons

In addition to the development of a stealth missile technology, Raytheon has said the merger with United Tech could advance hypersonic weapons.

“One of the biggest issues with hypersonics is how to get rid of heat, which is an expertise of Pratt & Whitney on the commercial side which can be leveraged to the military side,” Raytheon CEO Thomas Kennedy said last month.

Hypersonic weapons are among the top weapons-development priorities at the Defense Department as China and Russia demonstrated their own superfast weapons. Eventually, hypersonic missiles could travel five times the speed of sound, and could evade any existing defenses.

Aerospace executives look on bright side of United Tech, Raytheon deal

Reuters

By Andrea Shalal

June 19, 2019

PARIS, June 19 (Reuters) — Aerospace executives see potential benefits from the surprise merger of Raytheon Co and United Technologies, including the prospect for better margins for suppliers and perhaps the chance to bid for any units put up for divestment.

Most dismissed any suggestion that the merger could trigger similar moves among players in the more fragmented European industry, noting that national loyalties and different market conditions will limit cross-border transactions on such a scale.

The $121 billion merger, announced last week, would reshape the competitive landscape by forming a U.S. conglomerate which spans commercial aviation and defense procurement.

United Technologies provides primarily commercial plane makers with electronics, communications and other equipment, whereas Raytheon mainly supplies the U.S. government with military aircraft and missile equipment.

Airpane [sic] makers Airbus and Boeing have said they will study the merger carefully, but other U.S. and European executives said they did not expect a significant impact to their businesses.

Alessandro Profumo, chief executive of Italy’s Leonardo SpA , which builds helicopters and is a partner in the Eurofighter Typhoon consortium, told Reuters there could be some consolidation along business lines, but not in the near future.

“The aerospace and defence sector in Europe ... is a completely different competitive landscape,” he said at the Paris Airshow.

“So the consolidation process will face difficulty because the capabilities are still very nation-based.”

Michael Schreyoegg, chief programme officer at Germany’s MTU Aero Engines, said MTU viewed the Raytheon-UTC merger as positive since it would strengthen the ability of United Technologies to invest in future joint projects.

He said he did not expect any impact on MTU’s longstanding strategic partnership with United Tech’s Pratt & Whitney engine making unit, which is mirrored by the partnership France’s Safran has with General Electric.

“In sum, we see it positively. We expect to have a larger and stronger partner at our side, who can make decisions beyond the business cycles,” Schreyoegg told reporters at the Airshow. “In the end, I’d rather have a stronger partner than someone who is limited in their ability to invest.”

In fact, he said, to the extent that the combined company was able to negotiate better terms with Airbus and Boeing, that would also benefit MTU and other second-tier suppliers.

Aerospace consultant Richard Aboulafia said the merger would boost pressure for further consolidation in the overall aerospace market, including in Europe, but the pace of change might not be fast.

“It’s been a very slow multi-decade process. It’s not like you’re suddenly at a competive disadvantage, but it’s inexorable,” he said.

Israel’s Elbit Systems said the merger could also result in possible acquisition targets that could boost its bid to expand in the United States, if regulators insisted on any divestments.

Elbit already scooped up the night vision business of Harris Corp as a result of divestments ordered as a result of its merger with L3 Technologies. (Reporting by Andrea Shalal Editing by Keith Weir)

Mega-Merger: Creating A World-Class Defense Company

Seeking Alpha

By Jonathan Weber

June 12, 2019

Summary

•	Raytheon Technologies will be a key aerospace & defense company with world-class R&D and a strong market position.

•	The deal will allow for meaningful profitability growth through synergies.

•	Raytheon Technologies will have a strong balance sheet and will offer compelling shareholder returns.

Article thesis

Raytheon (RTN) and United Technologies (UTX) announced that they aim to merge their businesses in order to create one of the world’s largest aerospace & defense companies.

The deal makes sense both strategically, as it allows the combined company to capture a larger amount of the earnings created along the value chain and as it makes the combined company an even more dominant and important supplier.

On top of that, the deal also makes sense financially, as capturing synergies will create billions in value for shareholders, while a better negotiating position versus suppliers and customers could boost the margins of the combined company further.

Since this will be a stock-for-stock deal, debt is not a concern, and the combined company will have a very clean balance sheet and generate ample cash flows that will allow for strong shareholder returns going forward.

Merger details overview

On Sunday, the two companies announced that they had agreed on an all-stock merger. It will be constructed as a merger of equals, where Raytheon’s shareholders will receive 2.33 shares of the combined company for every share of Raytheon that they own before the merger.

This will result in Raytheon’s owners owning 43% of the combined company, while United Technologies’ owners will own 57% of the combined company.

Right now, the two companies have a combined market capitalization of $166 billion, with Raytheon being responsible for 32% of that, while United Technologies provides 68% of the current combined market capitalization. At first sight, it thus looks like Raytheon’s owners will be the clear winner under the agreement, as Raytheon provides only 32% of the combined market cap right now, whereas Raytheon’s shareholders will own 43% of the combined company following the merger.

This does not account for the spin-offs that United Technologies has planned for the first half of 2020, though, consisting of Otis and Carrier. These are United Technologies’ elevator and cooling technologies segments that the company will separate and spin off to its shareholders before the merger with Raytheon is conducted. The value of these two businesses is included in United Technologies’ current equity value but will not be brought into the combined company following the merger with Raytheon. It thus makes sense that Raytheon’s shareholders will control a larger amount of the combined company relative to Raytheon’s current portion of the combined equity value of the two companies.

When we look at the market’s reaction to the merger announcement, we see that there are only modest moves in the share prices of Raytheon and United Technologies on Monday morning (RTN up 1%, UTX down 1%), thus, the market seems to agree that the merger details that executives of the two companies have agreed on are relatively fair to shareholders of both companies.

Why the merger makes sense strategically

There are several benefits of such a merger in a strategic sense. Following the combination of the two companies, the newly created Raytheon Technologies will be an even larger and more important supplier to the aerospace industry. This will mean that customers such as Boeing (BA) and Airbus (OTCPK:EADSY) will be even more dependent on Raytheon Technologies in the future. This should lead to an improved negotiating position, and it should result in a larger market share.

As Raytheon Technologies will be a key supplier for several systems of aircraft manufacturers, it will be harder for these manufacturers to refuse Raytheon Technologies’ attempts to sell additional systems or components. Raytheon Technologies will be such a large key supplier that Boeing and other customers could be pushed to buy all the goods that Raytheon Technologies offers, instead of shopping for individual suppliers for every system.

Raytheon Technologies will also have immense capabilities to develop new technologies and systems in-house, as the combination of the R&D departments of the two companies will result in a research powerhouse that will not be matched by competitors, which could improve Raytheon Technologies’ technological edge versus competitors over time, which, in turn, should lead to a growing market share for the combined company.

One more reason why this merger makes sense strategically is that the combined company will be more diversified across business units. This will result in less cyclical results during downturns for certain markets, e.g. lower sales of Pratt & Whitney turbines during a potential downturn in the commercial aircraft industry would have a smaller impact on company-wide results following the merger.

Why the deal makes sense financially

Due to the fact that this will be a stock-for-stock deal, there are no financing costs or other huge additional expenses. The combined company will, however, be able to capture a meaningful amount of synergies once the merger is completed.

The two companies have announced that annual synergies should eventually cross $1 billion, which will positively impact the profitability of Raytheon Technologies. Combining overhead positions that are currently required at each of the two companies, and capturing other synergies across fields such as purchasing, warehousing, reporting, etc. will lead to a significant increase to Raytheon Technologies’ profits.

Per the 10-Ks of the two companies, they have generated net earnings of $5.3 billion and $2.9 billion, respectively, during 2018. Combined, this results in $8.2 billion. The $1 billion in cost savings should result in ~$800 million of additional net earnings adjusted for additional tax expenses, which means that synergies alone will boost net earnings by ~10%.

Due to the fact that the two combined companies are worth $166 billion right now, per their combined market capitalization, and factoring in that synergies will lead to a ~10% boost to net earnings, one could state that the synergies related to the merger will create about $16.6 billion in value for shareholders, assuming the price to earnings multiple does not change going forward.

Raytheon Technologies will have a strong balance sheet that allows for ample shareholder returns

Raytheon had a net debt position of just $1.2 billion at the end of 2018 (10-K filing linked above), while United Technologies had a net debt position of $38 billion at the end of the most recent quarter (10-Q filing). Combined, this results in a net debt position of about $39 billion. This has to be adjusted for the debt that will be spun off via Otis and Carrier, though, and also for debt that the two companies will pay down during the coming four quarters. This is why the expected debt position at the time of closing is significantly smaller, at just $26 billion.

The two companies have generated a combined EBITDA of ~$16 billion during 2018. Even when we adjust this for the EBITDA decline due to the Carrier and Otis spin-offs, it is pretty clear that Raytheon Technologies will have a debt to EBITDA ratio of significantly less than 2 at the time of closing. Organic EBITDA growth and the capturing of synergies following the merger will make the leverage ratio decline even further, which signifies that Raytheon Technologies will be a company with a very healthy balance sheet.

This will allow Raytheon Technologies to pay out all of the company’s free cash flows to the company’s owners if the company wants to do that, as debt reduction is not necessary. $18 billion to $20 billion in shareholder returns during the three years following the merger have been announced, which equates to an annual shareholder yield of 4% - 5%, adjusted for the impact of the Otis and Carrier spin-offs. Investors can, therefore, count on ongoing dividend growth once the merger has been completed, I believe, while Raytheon Technologies should also be able to repurchase shares at the same time, which is welcome news for those investors that primarily seek share price appreciation.

Takeaway

The deal that has been announced by Raytheon and United Technologies looks good right now, as this will strengthen the company’s position in the markets it is active in, while also enhancing R&D capabilities and improving the position versus suppliers and customers.

Capturing cost synergies will grow Raytheon Technologies’ profits meaningfully, and last but not least, the combined company looks poised for a strong pace of shareholder returns following the merger.

The two companies have not looked like bad investments before the announcement, and they look like an even better investment right now, I believe.

Raytheon CEO talks about what merger with UTC means for Mass.

The Boston Globe

By Jon Chesto

June 11, 2019

Many questions remain about the United Technologies-Raytheon merger, which the aerospace giants announced Sunday. But Raytheon’s chief executive, Tom Kennedy, says he is bullish on what it means for employment, overall and in Massachusetts.

United Technologies Corp.’s chief executive, Greg Hayes, will take over as CEO after the merger closes next year, and Kennedy will remain with the company as executive chairman for two years. The top management of the newly formed Raytheon Technologies will be headquartered in the Boston area, not in UTC’s home base of Connecticut.

By coincidence, Kennedy appeared in front of Boston business leaders Tuesday at the Boston Harbor Hotel, but it wasn’t to talk about the deal. Kennedy had previously been scheduled to participate in a Boston College Chief Executives Club luncheon, at which he interviewed General Dynamics CEO Phebe Novakovic.

In an e-mail exchange with the Globe, however, Kennedy said it’s too early to determine whether the future home of the company will be at Raytheon’s current headquarters in Waltham or somewhere else in Greater Boston. About 400 employees work at Raytheon’s headquarters today, a small percentage of its nearly 13,000 Massachusetts employees.

“We’ll be assigning teams to work all aspects of the merger,” Kennedy said. “When we have more to share, we will.”

Kennedy cited the “tremendous amount of talent in Massachusetts” as a main reason for putting the headquarters of the combined company here.

“We’re always looking to hire top engineering talent, and we know that some of the best go to school here,” he said. “The company was born a stone’s throw from MIT almost 100 years ago. Our roots are here.”

Kennedy declined to say how many jobs will move to the Boston area from Connecticut, although Connecticut Governor Ned Lamont has said it will be about 100.

Corporate mergers often raise concerns about layoffs and plant closings, but Hayes and Kennedy sought to tamp down those fears in a conference call with analysts Monday. They noted there is little overlap between the companies’ products and services. There will probably be job cuts, but the CEOs said they’ll find other ways to make up much of the promised $1 billion in eventual annual savings.

On that call, Kennedy said Raytheon plans to hire 10,000 people this year across all its locations. The company employed about 67,000 people as of Dec. 31. Of the 10,000 hires this year, 7,000 will fill vacancies and 3,000 will be for new positions, a spokesman said.

Raytheon expects close to 20 percent of its hires this year to be in Massachusetts, or about 2,000, based on its previous history. Raytheon has already hired 1,100 toward that goal.

Kennedy said the merger was initially his idea. He reached out to Hayes last summer after he learned his counterpart was interested in spinning off UTC’s Carrier heating-and-cooling division and its Otis elevator division. After those spinoffs are complete, Kennedy said, Raytheon and UTC will have businesses that complement each other. The companies began working in earnest on the merger in January, he said.

“While UTC was stronger in aerospace, Raytheon was stronger in defense,” Kennedy said. “I can’t remember the last time we competed against Greg and his team. That’s why our fit is so ideal.”

Raytheon’s Tom Kennedy and UTC’s Greg Hayes on why they are uniting the companies

Defense News

By Aaron Mehta

June 11, 2019

WASHINGTON — When Raytheon and United Technologies Corporation made a surprise announcement Sunday that they would be merging together, it sent shockwaves through the defense and aviation sectors. The combined firm will likely become the second largest player in the defense world, with major stake in the commercial aviation realm as well.

Speaking to Defense News Monday morning, Raytheon CEO Tom Kennedy and UTC CEO Greg Hayes laid out their vision for where the combined Raytheon Technologies Corporation goes from here, the importance of R&D, and why neither the Pentagon nor President Donald Trump should be worried about their new venture.

In your conference call about the merger, you both mentioned how the deal sets you up as “resilient” for the future. Is there anything you see coming down the pipeline that made you think now is the time to create a company with major plays in both commercial and defense?

Kennedy: I would say the resilient part was more of a feature of the deal that came as we brought it together. These are approximate numbers that change year to year, but about 50 percent of the business will be domestic, 50 percent international, 50 percent defense, and 50 percent commercial. So just from the optics, if you step back and you look at that, that essentially makes both companies more resilient relative to their markets. That’s just an inherent feature of the merger of equals. It was not something that we were driving to go make happen, but it was definitely a feature that we wanted to make sure our shareholders understood because it does make us inherently a more resilient company.

Hayes: Look, it’s the scale of the two businesses together will allow us to continue to work best, I think, across cycles. You know, we know that aerospace is cyclical, we know defense spending is cyclical, but technology has to keep moving forward even in the down times, and I think the scale of UTC and Raytheon together as Raytheon Technologies gives us a scale that can make those investments over time and not be as worried about what is happening in the global economy at the moment. This is truly a focus on technology as we bring these two companies together.

Kennedy: There was a couple other features of the deal that kind of played into it but weren’t obviously driving it, but both companies are platform agnostic, and what we mean by that is neither of us essentially develop platforms or sell platforms. Why that’s important is really the amount of capital that you have to go and spend in maintaining and creating these platforms kind of takes your eye off the ball relative to investing in technology moving forward. So that was a big feature, that both companies are platform agnostic.

The other one is we were complementary, not competitive. I talked to Greg, even asked him, Greg, do you remember the last time we competed against each other? We couldn’t remember, and it turns out there’s about, somewhere between a half a percent to one percent of our business where there may be overlap, but it’s a very, very small area. I’ll be frank with you, I never thought of UTC [as competition] because we just don’t compete in the same areas, but we were complementary and one of the areas we’re complementary in is in air traffic control.

So there’s a lot of features to the deal that just come together. The end game was it was really about technology and that was what was really driving us, and the area here and the reason for the timing is that technology is changing very rapidly. To be able to provide the solutions we need for our customers going forward, we need to have the best technology available and the combination creates an ability to generate that technology. We have about $8 billion of R&D that we can leverage, we have 60,000 engineers we can put to work on those technologies to create those next generation solutions for our customers. That was the main driver and then also at the endgame, having a financially healthy conglomerate business that in this case here, our credit rating’s an A credit rating, so a very good balance sheet.

Given that, is it safe to say that the goal is to remain platform agnostic going forward, that we won’t see you competing on platform competitions?

Hayes: Absolutely. Look, Tom and I agree on many things, I would say that is one of the first and foremost things we absolutely agree on is we want to be platform agnostic. United Technologies got out of the helicopter business five years ago because we didn’t like the programmatic risk associated with platforms. We’ll supply all the content and all the systems, all of the offensive, defensive capabilities necessary to make the system successful, but we really think it’s important that we remain agnostic among the platform providers.

In all the materials put out about the merger there is an emphasis on R&D, and in this morning’s conference call, Tom offered a few examples, including how UTC’s materials solutions could impact Raytheon’s hypersonic weapons developments. Is that going to be a major focus going forward?

Kennedy: Raytheon is pursuing hypersonic missiles and the guidance and control for those systems, the payloads for those systems, the seekers for those systems, and then also you have to have propulsion for those systems. It just turns out when you’re flying at Mach 5, you essentially really increase your temperature on all your surfaces and if you have a propulsion system, the air is coming in it’s so hot, at such a high speed, that creates a significant amount of heat, it has to be dissipated in a very efficient way. And one of the areas that the United Technologies has is, really based on the Pratt & Whitney guys, all the technology that they’ve developed over the years in working very high temperatures internal to their turbine engines. So not only do they have, I would call it the heat management capabilities, but also the material science to go implement those. That’s an area that we can leverage in a synergistic way. That was just one example.

Of the R&D areas you’re looking at, are there any you expect to see bear fruit in the near-term?

Hayes: I think there’s two areas that we’re going to see almost immediately the benefit from. Tom mentioned the air traffic control system. Raytheon today is working with the FAA on an improved air traffic control system. United Technologies, through our Rockwell Collins business brings in assured GPS, we also have their ARINC communications down link. All of those things that we have will be complementary to what Tom and his folks have been doing on the radars on the whole air traffic control system.

Second piece is cybersecurity. I think Raytheon is second to none as it relates to cyber, and we view this as a core competency that we can benefit the entire commercial aerospace ecosystem. Not just the connected aircraft, which is probably first order of business, but the whole ecosystem of how do you protect passenger data? How do you protect the equipment that’s on the ground? How do you protect the airplane while it’s flying? All of those are things that Raytheon brings a unique capability to that I think we’ll see that shortly in the marketplace.

And the hope is to spread Raytheon’s cyber background throughout the entire structure? Kind of everything UTC’s got a hand in, kind of sprinkle it through there?

Hayes: Yeah, if you think about it, what’s important from a customer standpoint? We always think about cyber as kind of the moats around our internal processors or our internal email system. What we’re worried about is how do you put cyber protection around aerospace products like jet engines which have digital controllers? We update the software on a regular basis. How do you make sure nobody else puts their erroneous data into our engine, or into our flight control computer, into the avionics system? The whole aircraft, from a cyber security standpoint, has really not been addressed adequately, and it is one of these emerging threats that we think with the Raytheon merger we’re well positioned to address for all of our customers.

Kennedy: I think it’s really about, if you think about it, it’s really the whole play is all about security and safety, both on the commercial side and also on the defense side. So the solutions that we provide essentially will make the world a safer place, whether it’s cyberspace, or whether it’s the physical space.

Obviously a lot of the technology UTC produces in the commercial aviation market is going to end up in one way or another on commercial planes that are sold to China, or at least will be interacting with Chinese systems. Given the concerns about China from the administration, do you see any issues now that UTC and Raytheon will be tied up and likely sharing back-end systems?

Hayes: Look, we have great processes in place to make sure that technology, intellectual property is protected and we’re not going to be exporting anything without the U.S. government’s approval, and I think that goes for both what Raytheon has done historically and UTC. The fact is, we will put advanced technology on commercial airplanes, but all of that commercial technology that’s out there will have a U.S. government license. It’s imperative that whatever we’re putting on a Boeing or Airbus aircraft, it’s not going to jeopardize the defense posture of the U.S. We’re very cognizant of that. We’re not putting missiles on commercial aircraft. We’re talking about GPS and radars, and while there’s crossover benefits, they’re very distinct in terms of the technology architecture.

The Pentagon has said it is starting to look at the deal, and this morning President Trump expressed concern about the agreement. What has your outreach been to the government about this?

Kennedy: Let me take on the DoD first and then I’ll hit President Trump. One thing that this deal does provide is a significant cost savings across the both companies. We have about one billion dollars of gross annual cost synergies that we’ll get out of this deal, and it’ll show up about year four. From year four on, in that way because half our business is defense, about half of that will go back to the customer because we have cost plus contracting it goes back and we have to build it into our rate structure, reduce our rate structure so the U.S. government will get a overall saving that if we weren’t together, they wouldn’t get and that’ll be about $500 million dollars a year, again, starting in year four after the merger. So that’s a big deal for them.

On the President Trump element, though, we have not had a chance to talk to the president yet. He obviously made some comments. We believe that once he understands all the dimensions and the features and we talked about all these features of this merger of equals that I think will be able to have a different perspective.

Hayes: Tom and I obviously have reached out to our key customers and the DoD is one of those. So we have reached out.

4 Questions Hovering Over the Raytheon-United Technologies Deal to Create a Defense Giant

The two companies say joining forces will be good for America. But President Trump and antitrust experts worry that the deal could reduce competition.

The New York Times

By Peter Eavis

June 11, 2019

Thomas A. Kennedy, Raytheon’s chief executive, sounded like he was selling his company’s proposed merger with United Technologies not just as good for shareholders but as a patriotic endeavor.

“This is over all a great play for the United States of America, making us a better country, a much stronger country and a country that’s built on noble jobs,” Mr. Kennedy said on CNBC on Monday. “It’s a win-win for all.”

The grandiose sales pitch should not come as a surprise.

The deal coincides with pointed questions from many lawmakers and regulators about the economic benefits and costs of large mergers. President Trump, who has opposed some big corporate deals, said he was a “little concerned” that the Raytheon-United Technologies merger could raise the cost of military hardware.

The combined company, to be called Raytheon Technologies, would be a defense and aerospace colossus with annual sales of nearly $75 billion, more than either Lockheed Martin or Airbus posted last year. It would combine Raytheon’s missile and radar systems with United Technologies’ jet engines, which are used in commercial and military aircraft, including the F-35 fighter.

Here are some big questions and issues the companies must contend with as they seek the approval of government officials and shareholders.

How would the merger benefit the companies’ customers?

Raytheon and United Technologies said the merger would help them slash costs and pass $500 million in savings on to buyers of their products, chiefly the Defense Department.

The companies said the combined firm might be able to save more than $350 million a year just by reducing what they spent on parts and raw materials. But Gregory Sanders, a deputy director at the Center for Strategic and International Studies in Washington, said technological advances in the defense sector often happened at smaller suppliers to bigger companies.

“That is one of the areas where you worry about innovation,” he said.

The companies’ executives contend that the combined entity would have the scale and financial resources to increase spending on research and development.

But it is not clear that Raytheon Technologies would invest more money in research than the combined total of the two individual companies, something Mr. Kennedy appeared to acknowledge in a call with analysts on Monday.

“It depends on what the programs are that we invest in,” he said in response to a question about spending levels.

How will shareholders fare?

Executives said the combined company would return as much as $20 billion to shareholders through dividends and stock buybacks in the three years after the merger was completed.

Investors appear to have doubts about the deal, however. Stock in United Technologies, whose shareholders would own about 57 percent of the combined company, has dropped 7 percent since the merger was announced. Raytheon’s shares are down 4.5 percent.

William A. Ackman, the chief executive of Pershing Square Capital Management, a hedge fund, questioned the merits of the merger in an email to the chief executive of United Technologies, Gregory J. Hayes. Mr. Ackman wrote that United Technologies lacked “the expertise to provide effective oversight of Raytheon’s businesses and, in attempting to do so, at a minimum, will lose focus,” according to a person who saw the email.

Before the announcement, United Technologies was splitting itself into three companies: an aerospace division, which would merge with Raytheon; Otis, which makes elevators and escalators; and Carrier, which produces heating and cooling equipment.

Why are the companies merging now?

Raytheon and United Technologies may be positioning themselves for a slowdown or reversal in a current surge in spending by the American military and commercial airlines. Three times in their announcement, the companies said the merger would help the new firm operate through “the business cycle,” meaning in good times and bad.

Some economists believe that a big increase in mergers and acquisitions can suggest that an expansion may be ending. Companies may be more likely to seek partners when they are struggling to increase profits and sales.

So far this year, companies have announced mergers and acquisitions totaling $1 trillion, up 14 percent from the same period last year, according to data from Dealogic.

“What consolidation does, which is what M&A is all about, is remove a source of competition, and it is a wonderful way of improving your pricing power position,” said David Rosenberg, chief economist at Gluskin Sheff, an investment firm based in Toronto.

Is Mr. Trump right to be concerned about the deal?

The companies contend that because they are not currently in the same businesses, the merger will not increase the combined firm’s market position in, say, jet engines or missiles. Just 1 percent of the companies’ sales overlap, Mr. Hayes said Monday on CNBC.

“There is nothing anticompetitive about bringing these companies together,” he said.

But antitrust experts say Mr. Trump is right to be worried.

Deals involving businesses that are closely related to each other can strengthen the combined company’s market power. Raytheon and United Technologies have suggested that the deal would create “highly complementary technology offerings,” something that critics of big mergers consider to be a red flag.

“They could use the enhanced footprint and enhanced market power to potentially make it harder for their rivals to compete,” said Diana L. Moss, president of the American Antitrust Institute, a Washington group that advocates stronger antitrust enforcement. “I would imagine that Rolls-Royce, a rival, would be somewhat agitated.”

United Technologies and Raytheon will most likely need to convince the Pentagon that a merger will not reduce incentives to provide the most advanced and inexpensive technologies. The Defense Department has blocked some previous mergers — including Lockheed Martin’s proposed purchase of Northrop Grumman in the late 1990s — after concluding that the deals threatened competition.

The government’s foremost concern is that there is sufficient innovation in the defense sector to design and produce new weapons systems, said William Kovacic, a professor at George Washington University Law School and a former chairman of the Federal Trade Commission.

“Any shrinking in the number of these enterprises ought to be a matter of concern for the defense agencies and for government antitrust agencies,” he said.

Pentagon has limited clout on Raytheon-United Technologies deal

Stars and Stripes (original article from Bloomberg)

By Anthony Capaccio

June 11, 2019

Raytheon Co.’s planned merger with United Technologies Corp. is under Pentagon review even though military leaders won’t get to make the call on approving one of the biggest defense industry deals ever.

“Under Secretary Ellen Lord is engaging with industry leadership to understand the implications and governance as a result of this acquisition,” Lt. Col. Mike Andrews, a department spokesman, said, referring to the Pentagon’s acquisition chief in a statement Monday.

The Pentagon will submit its views to the Justice Department or the Federal Trade Commission. The two antitrust regulators divide decisions on cases and haven’t indicated which will make the judgment this time.

The Defense Department looks forward to working with the combined company “to provide the best capabilities our warfighters deserve, at the greatest value to the taxpayer,” Andrews said.

In a first sign of opposition, Representative Ro Khanna, a member of the House Armed Services Committee, said he will seek a congressional hearing on the merger and its impact.

“This pending deal will likely raise prices, harm workers, stifle competition, and undermine innovation,” the California Democrat said in a statement. “We cannot have the taxpayers and our soldiers bear the cost for the profits of defense contractors.”

United Technologies fell 1.7% to $125.84 at 9:51 a.m. in New York, posting the biggest drop on the Dow Jones Industrial Average for the second straight day. Raytheon slid 2.4% to $182.66.

Acting Defense Secretary Patrick Shanahan may have a limited role in his department’s review because defense chiefs usually leave the crafting of the Pentagon’s advice to its chief weapons buyer and its industrial base professionals.

But Shanahan may be kept well-informed on the issues involved because Eric Chewning, his chief of staff, served as head of the Defense Department’s industrial base and mergers review office from October 2017 to January. Chewning oversaw reviews including Northrop Grumman Corp.’s purchase of Orbital ATK.

The Senate Armed Services Committee may press Shanahan about the merger — and whether he should recuse himself from deliberations on it because of his past role as an executive with Boeing Co., a United Technologies customer — at his expected confirmation hearing for defense secretary.

Shanahan has recused himself from decisions on Boeing contracts, and the Pentagon’s inspector general cleared him of allegedly making inappropriate comments supportive of the Chicago-based planemaker.

The combined Raytheon Technologies Corp. would have about $70 billion in sales and a product lineup from jet engines to missiles and cockpit electronics to cybersecurity services.

Lord, the Defense Department’s acquisitions chief, hasn’t issued broad policy statements on defense mergers, unlike some of her predecessors.

In 2011, Ashton Carter, who was then the chief weapons buyer and later became defense secretary, said the Pentagon would welcome U.S. defense company mergers, spinoffs and divestitures provided they didn’t involve the top five or six suppliers acquiring each other.

In 2015, the chief weapons buyer for the Pentagon under the Obama administration, Frank Kendall, was lukewarm toward Lockheed Martin Corp.’s acquisition of United Technologies’ Sikorsky unit, which the Justice Department approved that year.

Kendall said after the deal was approved that it “moves a high percentage of the market share for an entire line of products — military helicopters — into the largest defense prime contractor, a contractor that already holds a dominant position in high-performance aircraft due to the F-35 winner-take-all approach adopted over a decade ago.”

“Mergers such as this, combined with significant financial resources of the largest defense companies, strategically position the acquiring companies to dominate large parts of the defense industry,” he said.

After the Lockheed merger, Kendall argued to expand criteria for merger reviews by the Justice Department and the FTC to include an increased assessment of the national security impact beyond questions of economic concentration.

Warning that with “size comes power,” Kendall said the Pentagon would work with the Justice Department and Congress to preserve a diverse industrial base.

President Donald Trump expressed some concern about the latest merger on Monday morning.

“When I hear they’re merging, does that take away more competition?” Trump said in an interview on CNBC. “It’s hard to negotiate when you have two companies and sometimes only one bid.” Pressed on whether U.S. regulators would seek to block the deal, Trump said, “Only if they have the same products, that would be the thing that bothers me most. They have some overlap as I understand.”

Although United Technologies and Raytheon overlap in that they both make intelligence, surveillance gear and reconnaissance payloads for drones, there’s little other duplication, according to analysts.

While Trump “needs to look populist for his base, in reality he can be counted on to fall in line with business interests, except where trade is concerned,” said defense analyst Richard Aboulafia of the Teal Group.

Trump’s “unlikely to create a problem for this merger,” he said. “And since there’s no overlap, I don’t see any other regulators creating problems either.”

The Raytheon-United Technologies merger is set to close in the first half of 2020, after United Technologies completes the separation of its Otis elevator and Carrier air-conditioner businesses, the companies said in a statement Sunday. While billed as a merger of equals, current United Technologies shareholders will own most of the combined company, which is expected to be valued at well over $100 billion, according to Bloomberg Intelligence.

Richard Clough contributed to this report.

Raytheon-United Technologies: A Powerhouse Whose Size Shouldn’t Matter To Regulators

Forbes

By Loren Thompson

June 10, 2019

United Technologies Chairman & CEO Greg Hayes remarked over the weekend that the proposed combination of his realigned company with Raytheon will define the future of aerospace and defense.

He certainly got that right. Raytheon Technologies Corporation, as the combination would be called, will be a leading innovator in aircraft propulsion, commercial and military avionics, digital communications, sensors tailored to diverse warfighting domains and cybersecurity solutions. In fact, it may claim the same “national champion” status in civil and military electronics that Boeing currently occupies in commercial aviation.

But Raytheon Technologies isn’t just about the future. It would also be about the past, subsuming many of the enterprises that have made America the world’s leading aerospace power. The best-known of these enterprises trace their history back nearly a century, to the dawn of the modern era.

For instance, Raytheon was founded in the shadows of MIT in 1922, and played a pivotal role in bringing radio into American households. Iconic engine innovator Pratt & Whitney completed its first engine (the Wasp) on Christmas Eve in 1925. Collins Radio was founded in 1933. All three were crucial to the Allied war effort during World War Two, and then became important participants in the jet age that dawned at the war’s end.

Much the same applies to Goodrich, Hamilton Standard and Sundstrand, the other big corporate antecedents of what United Technologies now calls Collins Aerospace. And Raytheon’s portfolio of products — missiles, radars, etc. — was reshaped by the acquisition of Hughes Electronics defense lines in 1997. The contributions of Howard Hughes to U.S. aerospace, including construction of what is now the world’s biggest missile factory, need no introduction. So a great deal of history is wrapped up in the various parts of the proposed Raytheon Technologies Corporation.

Against that backdrop, it is remarkable how little overlap there would be in the diverse product lines of what looks to be a $70 billion enterprise at its inception. The company would have a huge footprint in commercial, civil and military aerospace markets around the world, but the impact of merging on competition in each market segment would be surprisingly modest. Raytheon Chairman & CEO Dr. Tom Kennedy remarked to me this morning that he can’t recall the last time his company and United Technologies competed against each other for a contract.

It is this feature of the deal that has led several observers to predict the Department of Defense will have little objection to the transaction. Once the deal is consummated, military customers will still have just as many options in buying jet engines, communications networks, smart munitions and advanced sensors as they did before the merger occurred. The size of the resulting enterprise won’t matter much to regulators if the impact on competition in the marketplace is minimal.

In fact, the combination might actually bolster competition by enabling the continuation of advanced research during downturns in demand. The reason is that while both commercial and military aerospace markets are cyclical, the cycles seldom coincide. When defense demand is up, as after 9-11, commercial demand is often down — and vice-versa. That is why investors sometimes describe defense holdings as “counter-cyclical.” Raytheon Technologies Corporation would be able to move resources back and forth between defense and non-defense businesses in order to keep internal R&D going, regardless of how demand is trending because of its diverse sources of revenue.

Boeing has been on this model since 1997, when it combined the predominantly military lines of McDonnell Douglas with the predominantly commercial lines of legacy Boeing. Since that merger occurred, the company has never experienced the kind of severe downturns it saw when it was concentrated in one segment of the aerospace industry. (Boeing, like Raytheon and United Technologies, contributes to my think tank.)

This matters a lot to the engineer-driven cultures of business units like Pratt & Whitney, which have been known to spend billions of dollars in company funds over decades developing breakthrough innovations such as the geared turbofan. Raytheon spent many years becoming the leading innovator in gallium nitride chips for defense applications, an investment of time and money that has enabled big wins for the company in radar and electronic warfare competitions. Having the financial resources and resilience to continue such initiatives even when demand is soft can be crucial to staying ahead in the race for competitive excellence.

Thus, the two companies are correct in asserting that their cultures are complementary rather than competitive. They don’t compete in any major market segment, and yet their business focus and competencies are similar. Collectively they would share 38,000 active patents and a workforce of 60,000 engineers, all of whom are focused on the aerospace and defense business. Moreover, both companies are “platform agnostic” in their offerings, meaning that their engines, radars, avionics and cyber solutions can be plugged into a wide array of airframes and combat systems.

So despite the diversity of products in the combination, Raytheon Technologies Corporation would be nobody’s idea of a conglomerate. It would be a real big aerospace and defense company, period. Greg Hayes has been on this vector for years, which is why Otis and Carrier were being spun off from United Technologies long before the prospect of a merger with Raytheon materialized. Raytheon long ago jettisoned its non-defense lines in pursuit of a similar vision.

Combining the two companies makes so much sense that announcement of the merger shouldn’t have surprised Wall Street the way it did. The financial and functional synergies of a combination are obvious. The fact this can be accomplished without diminishing competition in the addressed markets underscores how unusual, in fact unique, the proposed deal is.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the preliminary joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on July 17, 2019, UTC filed with the SEC a registration statement on Form S-4, which includes a preliminary joint proxy statement of UTC and Raytheon that also constitutes a preliminary prospectus of UTC (the “preliminary joint proxy statement/prospectus”), which will be mailed to stockholders of UTC and stockholders of Raytheon once the registration statement becomes effective and the preliminary joint proxy statement/prospectus is in definitive form (the “definitive joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain copies of the registration statements and the definitive joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.